

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 4, 2014

<u>Via E-mail</u>
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated August 15, 2014

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Oil and Gas Reserves, page 7</u>

1.   We note that you have not complied with prior comment 1, in which we had asked for details about your reserve booking procedures. You were to explain how you ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with the reasonable certainty criteria. You were also to address the financial return objectives, such as the internal rates of return that are inherent in your procedures for claiming PUD reserves, and those which correlate with decisions to actually proceed with development activities.

You state that you "continually review all investment options available" and indicate that such options include plans to develop PUD reserves. You mention various departures from the drilling schedules that established the basis for claiming PUD reserves, which have arisen from this approach. We believe that the range of circumstances in which this occurs indicates the level of commitment to develop prospects associated with your PUD reserves does not rise to the level of a final investment decision. Given the frequency with which investment decisions are reevaluated and reversed, it appears you will need to revisit and revise your reserve booking procedures to comply with Rule 4-10(a)(31) of Regulation S-X. We have the following additional points that you should address.

- In the first paragraph of your response you confirm that you did not develop any of the dry gas proved undeveloped reserves that had been scheduled for drilling in 2013, even though natural gas prices were about 40% higher than the prices used at booking. We note that your 2013 incurred costs include $200 million for the Gulf of Mexico acquisition, and $96 million for exploration/development, none of which went for drilling booked PUD reserves. We understand that you did not adhere to your development schedule because other projects were considered to be more economic. However, it appears that you did not de-book the related PUD volumes. Please explain to us the status of the 18 "non-competitive" dry gas properties and tell us the specific economic criteria that you applied in order to make the decision for investment in the development of these PUD reserves initially, and those applied in opting to pursue other opportunities in 2013.

- In paragraph 2 of your response, you suggest that the divested PUD locations should be included with those that you drilled in the numerator of the calculation of a PUD conversion rate. We cannot concur with your position as divestiture is not equivalent to drilling and is not encompassed in the definition. We expect there may be circumstances where an adjustment to the denominator could inform the assessment of conversion rates and propriety of PUD reserves booked, but only in cases where development of locations had otherwise occurred as originally scheduled prior to being divested.

- In paragraph 3 of your response, you refer to various persons involved in the review and approval of your annual reserve report, although you do not describe any aspects or qualities of the investment decisions that are necessary in order to establish compliance with the reserve definitions. You should be able to describe the formal consideration given to material factors that determine whether a development plan is adopted, such as the projected investment returns, ranking among other investment plans and opportunities, budgeted expenditures, availability of capital, technical and practical uncertainties, and the execution of and adherence to prior years' PUD drilling schedules.

- In paragraph 4 of your response, you enumerate various obstacles to meeting the PUD drilling schedules, e.g. "…commodity prices, cash flows, access to capital, new opportunities with better returns on investment, asset sales or other property dispositions." We believe that you should consider the likelihood of these types of obstacles occurring, and the sensitivity of your investment decisions to changes in these factors, in defining the range of circumstances that will accommodate the drilling schedules adopted for PUD reserves as part of your booking procedures, i.e. you should be reasonably certain that you will proceed with development of the reserves, given your expectations for variation in these factors.

Please submit the reserve booking procedural revisions that you propose to address the concerns outlined above, and explain how estimates of PUD reserves as of December 31, 2013 and 2012 would need to change to coincide. Please include an analysis contrasting your past practices on each point with the changes that you envision for all locations, and for locations that comprise your restated reserves, identify the dates that the related development plans were adopted, and when the expenditures necessary to proceed with development were reflected in budgets without subsequent revision.

If there are circumstances that you believe would accommodate the booking of PUD reserves for locations that were never drilled and that are now not scheduled to be drilled, describe the extent of activity that occurred under the development plan if any that had been adopted prior to abandoning your plan, and clarify how the obstacles causing any departure from the drilling schedules established when initially claiming the PUD reserves, were outside the range of your expectations.

2.   We note that you have not complied with prior comment 2, in which we observed disparity in the relationship between conversion rates and PUD reserve quantities, and asked you to submit a disaggregated rollforward of reserves for individual strata, according to the year initially booked, covering the five year period through 2013. However, in our conference call on August 13, 2014, we indicated you may limit your analysis to the most recently completed two fiscal years, because you stated that details necessary to provide this schedule were not readily available, and that no comparable analysis had been compiled. We see that you have stratified your reserves as requested as of December 31, 2013 and 2012, although you have not provided details about changes in individual strata for either period. For example, you have not explained the reasons for the decrease in the 2008, 2010 and 2011 reserve strata, nor for the increase in the 2009 and 2012 reserve strata. We believe that your reserve booking procedures should include controls for monitoring progress under the development plans that are adopted when booking PUD reserves, as this would appear necessary to ensure compliance with five-year criteria inherent in the reserve definitions. As noted above, we believe that you will need to revisit and reform your reserve booking procedures to comply with Rule 4-10(a)(31) of Regulation S-X, and it appears you will need to restate your PUD reserves accordingly. In conjunction with the foregoing, please submit the analysis requested in prior comment 2, covering all five years, plus the subsequent period through June 30, 2014, based on PUD reserves that conform with your revised booking procedures.

3.   We note your response to prior comment 3, describing the status of PUD reserve locations that were associated with expiring leases. You identify two locations that were scheduled for drilling in June 2013 when preparing your reserve estimates as of December 31, 2012 (the Mississippian Lime acreage). However, you explain that neither location was drilled as scheduled, that reserves for one location were derecognized during 2013 "as a result of additional technical evaluation" and that development of the other location was deferred because the company "was in the process of evaluating seismic data shot over the acreage to improve the geological model...." Please explain how the technical feasibility of a development plan will be assessed prior to adoption under your revised booking procedures in conjunction with the effort that will be necessary to address the other comments in this letter. The extent and nature of further technical evaluations anticipated when adopting a development plan should be clarified sufficiently to understand how your expectations are accommodated by the investment decision.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief